

NEWS RELEASE

701 Ninth Street NW
Washington, DC 20068
www.pepcoholdings.com
NYSE: POM

FOR IMMEDIATE RELEASE
February 29, 2008

Media Contact: Robert Dobkin
202-872-2680
Investor Contact: Donna Kinzel
302-429-3004

Pepco Holdings Reports Full-Year and Fourth-Quarter 2007 Earnings;
Conference Call Scheduled

Pepco Holdings, Inc. (NYSE: POM) today reported full year 2007 consolidated earnings of $334.2 million, or $1.72 per share, compared to $248.3 million, or $1.30 per share, in 2006. Excluding special items (as described below), earnings for the full year 2007 would have been $296.5 million, or $1.53 per share, compared to $254.1 million, or $1.33 per share, in 2006. The weighted average number of basic shares outstanding in 2007 was 193.9 million compared to 190.6 million in 2006.

The earnings increase, excluding special items, for the full year 2007 as compared to the prior year was driven primarily by increased Merchant Generation and Load Service margins at Conectiv Energy due to higher generation output, improved energy spark spreads, and higher capacity prices. An earnings increase at Power Delivery was the result of higher weather-related kWh sales and the impact of the Maryland distribution base rate orders for Pepco and Delmarva Power issued in June 2007, partially offset by higher operation and maintenance expenses.

"Our results for the year reflect continued progress in executing our strategic plan. We benefited from utility infrastructure investments and constructive regulatory outcomes," said Dennis R. Wraase, Chairman, President and Chief Executive Officer. "Our Competitive Energy businesses demonstrated strong performance in 2007. Conectiv Energy's gross margin was in the upper half of its forecasted range and increased 25% as compared to last year. Pepco Energy Services' net income from ongoing business operations was up 12% driven by increased retail electric sales. In 2007, we also reached key milestones with the approval of the Mid-Atlantic Power Pathway transmission project by the PJM Interconnection's board of managers and our "Blueprint for the Future" filings progressing in all jurisdictions. In addition to our Blueprint filings, we continue to work collaboratively with legislators and regulators at the state and federal levels and have taken a leadership role in using energy efficiency and demand response as a cost effective method of favorably impacting the effects of climate change. In 2008, we will remain committed to aggressively pursuing energy efficiency and demand-side management programs, investing in utility infrastructure, controlling costs in the Power Delivery business, as well as building on the successes of the Competitive Energy businesses."

For the fourth quarter of 2007, consolidated earnings were $57.8 million, or 29 cents per share, compared to $36.3 million, or 19 cents per share, for the fourth quarter of 2006. There were no special items for the fourth quarter of 2007. Excluding a special item described below, earnings for the fourth quarter of 2006 would have been $37.9 million, or 20 cents per share. The weighted average number of basic shares outstanding for the fourth quarter of 2007 was 196.9 million compared to 191.5 million for the same period in the prior year.

The increase in earnings for the fourth quarter of 2007 compared to 2006 earnings, excluding a special item, was supported by the Power Delivery and the Competitive Energy businesses. The earnings increase at Power Delivery was primarily due to higher weather-related kWh sales, the impact of the Maryland distribution base rate orders for Pepco and Delmarva Power issued in June 2007, and higher network transmission revenue, partially offset by higher operation and maintenance expenses. At Conectiv Energy, higher earnings were driven by Merchant Generation and Load Service, primarily due to higher generation output, improved energy spark spreads, and higher capacity prices. At Pepco Energy Services, higher earnings were driven by higher capacity prices, higher electric volumes, more favorable congestion costs, and higher margins on construction projects.

Full Year Highlights

Regulatory

- On Jan. 30, 2008, the District of Columbia Public Service Commission (DCPSC) issued an order in Pepco's base rate case. The order authorizes a $28.3 million increase in electric distribution base rates annually, effective Feb. 20, 2008, and a 10.0% return on equity. The DCPSC supported the concept of a Bill Stabilization Adjustment mechanism, which decouples revenues from kilowatt-hour sales, and will issue a subsequent order opening a Phase II proceeding to address potential statutory issues concerning the DCPSC's ability to implement such a mechanism.

- On Jan. 2, 2008, Delmarva Power completed the sale of its Virginia distribution assets and substantially all of its Virginia transmission assets for an aggregate sales price of approximately $50.6 million, after closing adjustments. The buyer of the distribution assets is A&N Electric Cooperative and the buyer of the transmission assets is Old Dominion Electric Cooperative. These sales are expected to result in an immaterial gain to Delmarva Power that will be recorded in the first quarter of 2008. These sales also eliminated Delmarva Power's obligation to provide default service in Virginia.

- On Nov. 19, 2007, Atlantic City Electric filed its "Blueprint for the Future" proposal with the New Jersey Board of Public Utilities (NJBPU). The proposal includes plans for demand-side management programs, advanced metering, and distribution automation. Earlier in 2007, Pepco and Delmarva Power filed similar "Blueprint" proposals in each company's respective jurisdictions and proceedings are underway to review those proposals.

- On Nov. 16, 2007, the Federal Energy Regulatory Commission issued an order authorizing a 50-basis point incentive return on equity "adder" for Pepco, Delmarva Power and Atlantic City Electric in recognition of their Regional Transmission Organization membership. This incentive rate applies to pre-2006 assets, making the return on equity for all transmission assets 11.3%. The incentive rate is effective Dec. 1, 2007 and will be retroactively implemented June 1, 2008.

- On July 19, 2007, the Maryland Public Service Commission (MPSC) issued an order in Pepco's base rate case. The order authorized a $10.6 million increase in electric distribution base rates annually, effective June 16, 2007, and a 10.0% return on equity. The order also authorized a change in depreciation rates that results in a $30.7 million reduction in pre-tax annual depreciation expense and the adoption of a Bill Stabilization Adjustment mechanism.

- On July 19, 2007, the MPSC issued an order in Delmarva Power's base rate case. The order authorized a $14.9 million increase in electric distribution base rates annually, effective June 16, 2007, and a 10.0% return on equity. The order also authorized a change in depreciation rates that results in a $0.9 million reduction in pre-tax annual depreciation expense and the adoption of a Bill Stabilization Adjustment mechanism.

- On March 20, 2007, the Delaware Public Service Commission issued an order in Delmarva Power's gas distribution base rate case. The order authorized a $9.0 million increase in gas distribution base rates effective April 1, 2007 (of which $2.5 million was put into effect on Nov. 1, 2006), a 10.25% return on equity, and a change in depreciation rates that result in a $2.1 million reduction in pre-tax annual depreciation expense.

- On Feb. 8, 2007, Atlantic City Electric completed the sale of the B.L. England Generating Station to RC Cape May Holdings, LLC and subsequently monetized approximately $47 million of emission allowance credits associated with B.L. England. Net proceeds from these transactions, estimated to be $36.1 million as of Dec. 31, 2007, will be credited to Atlantic City Electric's customers in accordance with regulatory orders pending before the NJBPU.

Operations

- On Oct. 17, 2007, PJM Interconnection's board of managers approved PHI's proposal to build a 230-mile 500-kilovolt (kV) interstate power line. An extensive multi-state permitting and environmental review process is underway and must be completed prior to construction. The Mid-Atlantic Power Pathway transmission project is expected to cost an estimated $1 billion and to be built in stages through 2013.

- On Dec. 14, 2007, Conectiv Energy announced that it will begin construction of a 545 MW combined cycle plant located in Peach Bottom Township, Pennsylvania. The construction cost is estimated at

$470 million. The plant is expected to be placed in commercial operation by June 2011. Conectiv Energy has entered into a six-year tolling agreement with a third party for the capacity and energy from the plant. Earlier in 2007, Conectiv Energy announced the construction of a 100 MW combustion turbine at its Cumberland site located in Millville, New Jersey. The construction cost is estimated at $75 million, of which $24 million was spent in 2007. The plant is expected to be placed into commercial operation in the first quarter of 2009.

- Conectiv Energy's total gross margin in 2007 was in the upper half of its forecasted range and increased 25% as compared to 2006 driven by a 43% increase in generation output year over year, improved energy spark spreads, and higher capacity prices.

- Pepco Energy Services' retail electric load served at Dec. 31, 2007 was 4,294 MW, compared to 3,544 MW at Dec. 31, 2006. This 21% increase primarily reflects additional commercial and industrial load in both existing and new markets.

Other

- In the third quarter of 2007, a settlement agreement between Pepco and Mirant was implemented resolving all remaining issues relating to the Mirant bankruptcy. Under the settlement agreement, Pepco received, in consideration for the rejection of a "back-to-back" power purchase agreement corresponding to Pepco's power purchase agreement with Panda-Brandywine (the Panda PPA), a net amount of $414 million, which is being held as restricted cash. Pepco filed applications with the DCPSC and the MPSC on Feb. 22, 2008 requesting orders directing Pepco to maintain $320 million in the restricted cash account for the sole purpose of paying the future above-market cost of the Panda PPA. Pepco further proposed that the excess proceeds remaining from the settlement (approximately $95 million at Dec. 31, 2007) be shared approximately equally between Pepco and its customers in accordance with the procedures previously approved by each commission for the sharing of the proceeds received by Pepco from the sale to Mirant of its generating assets.

Fourth Quarter Operational Highlights

- Power Delivery electric sales were 12,027 gigawatt hours (GWhs) in the fourth quarter of 2007 compared to 11,481 GWhs for the same period last year. Heating degree days in the electric service territory increased by 1.8% for the three months ended Dec. 31, 2007, compared to the same period in 2006. Weather adjusted electric sales were 11,824 GWhs in the fourth quarter of 2007 compared to 11,755 GWhs for the same period last year.

- Conectiv Energy's gross margin on Merchant Generation and Load Service was $66.5 million in the fourth quarter of 2007, compared to $49.1 million in the fourth quarter of 2006. The increase was due to a 95% increase in generation output, improved energy spark spreads, and higher capacity prices, partially offset by hedges.

- Pepco Energy Services had retail commercial and industrial electricity sales of 4,903 GWh in the fourth quarter of 2007, up from retail sales of 3,769 GWh in the fourth quarter of 2006. This 30% increase primarily reflects additional commercial and industrial customer load.

Fourth Quarter Financing Highlights

- On Nov. 15, 2007, Pepco Holdings sold in a registered offering 6.5 million shares of common stock at a price of $27.00 per share, resulting in gross proceeds of $175.5 million. The proceeds, net of issuance costs of $0.2 million, are being used for general corporate purposes.

- On Nov. 13, 2007, Pepco issued $250.0 million of 6.5% senior notes due 2037. Proceeds were used to repay short-term debt.

Further details regarding changes in consolidated earnings between 2007 and 2006 can be found in the following schedules. Additional information regarding financial results and recent regulatory events can be found in the Pepco Holdings, Inc. Form 10-K for the year ended Dec. 31, 2007 as filed with the Securities and Exchange Commission, which is available at www.pepcoholdings.com/investors.

Special Items

Management believes the special items shown below are not representative of the company's ongoing business operations. There were no special items for the fourth quarter of 2007. GAAP earnings for the fourth quarter of 2006 include the following special item (after-tax):

- Charges of $1.6 million, or 1 cent per share, related to an impairment loss on certain Pepco Energy Services' assets associated with its energy services business.

GAAP earnings for the full year 2007 include the following special items (after-tax):

- Earnings of $20.0 million, or 10 cents per share, related to the Mirant bankruptcy damage claims settlement and

- Earnings of $17.7 million or 9 cents per share, related to the Maryland income tax refund settlement.

GAAP earnings for the full year 2006 include the following special items (after-tax):

- Earnings of $7.9 million, or 4 cents per share, related to a gain on Conectiv Energy's disposition of its interest in a co-generation facility and

- Charges of $13.7 million, or 7 cents per share, related to an impairment loss on certain Pepco Energy Services' assets associated with its energy services business.

A reconciliation of net earnings excluding special items to GAAP earnings is shown in the following tables:

Reconciliation of GAAP Earnings to Earnings Excluding Special Items

Net Earnings - Dollars in Millions	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2007	2006	2007	2006
Reported (GAAP) Net Earnings	$ 57.8	$ 36.3	$ 334.2	$ 248.3
Special Items:				
Mirant bankruptcy damage claims settlement	-	-	(20.0)	-
Maryland income tax settlement	-	-	(17.7)	-
Gain on disposition of interest in a co-generation facility	-	-	-	(7.9)
Impairment loss on energy services assets	-	1.6	-	13.7
Net Earnings, Excluding Special Items	$ 57.8	$ 37.9	$ 296.5	$ 254.1

Earnings per Share	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2007	2006	2007	2006
Reported (GAAP) Earnings per Share	$ 0.29	$ 0.19	$ 1.72	$ 1.30
Special Items:				
Mirant bankruptcy damage claims settlement	-	-	(0.10)	-
Maryland income tax settlement	-	-	(0.09)	-
Gain on disposition of interest in a co-generation facility	-	-	-	(0.04)
Impairment loss on energy services assets	-	0.01	-	0.07
Earnings per Share, Excluding Special Items	$ 0.29	$ 0.20	$ 1.53	$ 1.33

CONFERENCE CALL FOR INVESTORS

Pepco Holdings, Inc. will host a conference call to discuss fourth quarter results on Monday, March 3 at 10:00 a.m. E.T. Investors, members of the media and other interested persons may access the conference call on the Internet at http://www.pepcoholdings.com/investors or by calling 1-866-770-7125 before 9:55 a.m. The pass code for the call is 35820806. International callers may access the call by dialing 1-617-213-8066, using the same pass code, 35820806. An on-demand replay will be available for seven days following the call. To hear the replay, dial 1-888-286-8010 and enter pass code 60183413. International callers may access the replay by dialing 1-617-801-6888 and entering the same pass code 60183413. An audio archive will be available at PHI's Web site, http://www.pepcoholdings.com/investors.

Note: If any non-GAAP financial information (as defined by the Securities and Exchange Commission in Regulation G) is used during the quarterly earnings conference call, a presentation of the most directly comparable GAAP measure and a reconciliation of the differences will be available at http://www.pepcoholdings.com/investors.

About PHI: Pepco Holdings, Inc., headquartered in Washington, D.C., delivers electricity and natural gas to about 1.9 million customers in Delaware, the District of Columbia, Maryland, and New Jersey, through its subsidiaries Pepco, Delmarva Power and Atlantic City Electric. PHI also provides competitive wholesale generation services through Conectiv Energy and retail energy products and services through Pepco Energy Services.

Forward-Looking Statements: Except for historical statements and discussions, the statements in this news release constitute "forward-looking statements" within the meaning of federal securities law. These statements contain management's beliefs based on information currently available to management and on various assumptions concerning future events. Forward-looking statements are not a guarantee of future performance or events. They are subject to a number of uncertainties and other factors, many of which are outside the company's control. Factors that could cause actual results to differ materially from those in the forward-looking statements herein include general economic, business and financing conditions; availability and cost of capital; changes in laws, regulations or regulatory policies; weather conditions; competition; governmental actions; and other presently unknown or unforeseen factors. These uncertainties and factors could cause actual results to differ materially from such statements. PHI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to further understand the results and prospects of PHI.

SELECTED FINANCIAL INFORMATION

Pepco Holdings, Inc.
Earnings Per Share Variance
2007 / 2006

| | Year Ended December 31 | | | | | |
| | | Competitive Energy | | | | |
	Power Delivery	Conectiv Energy	Pepco Energy Services	Other Non Regulated	Corporate & Other	Total PHI
2006 Net Income/(Loss) (GAAP) 1/	$ 1.00	$ 0.25	$ 0.11	$ 0.26	$ (0.32)	$ 1.30
2006 Special Items 2/						
• Gain on disposition of interest in a cogeneration facility	-	(0.04)	-	-	-	(0.04)
• Impairment loss on certain energy services business assets	-	-	0.07	-	-	0.07
2006 Net Income/(Loss) excluding Special Items	1.00	0.21	0.18	0.26	(0.32)	1.33
Change from 2006 Net Income/(Loss) excluding Special Items						
Regulated Operations						
• Distribution Revenue						
- Weather (estimate) 3/	0.14	-	-	-	-	0.14
- Pepco/Delmarva Maryland Rate Orders Impact	0.06	-	-	-	-	0.06
- Other Distribution Revenue	0.01	-	-	-	-	0.01
• Depreciation/Amortization (Maryland Rate Orders Impact)	0.06	-	-	-	-	0.06
• Network Transmission	0.01	-	-	-	-	0.01
• Standard Offer Service Margin (Pepco/Delmarva)	(0.03)	-	-	-	-	(0.03)
• Operation & Maintenance	(0.15)	-	-	-	-	(0.15)
• Other, net	0.01	-	-	-	-	0.01
Conectiv Energy						
• Margins (operating revenue less cost of goods sold)						
- Merchant Generation and Load Service	-	0.21	-	-	-	0.21
- Energy Marketing	-	(0.02)	-	-	-	(0.02)
Pepco Energy Services						
• Retail Energy Supply	-	-	0.01	-	-	0.01
• Energy Services	-	-	0.01	-	-	0.01
Other Non-Regulated						
• Other, net	-	-	-	(0.01)	-	(0.01)
Corporate & Other						
• Other, net	-	-	-	-	(0.03)	(0.03)
Capital Costs	(0.01)	-	-	0.03	(0.01)	0.01
Income Tax Adjustments	(0.07)	(0.01)	-	(0.04)	0.06	(0.06)
Dilution	(0.02)	(0.01)	-	-	-	(0.03)
2007 Net Income/(Loss) excluding Special Items	1.01	0.38	0.20	0.24	(0.30)	1.53
2007 Special Items 2/						
• Mirant Bankruptcy Settlement	0.10	-	-	-	-	0.10
• Maryland Income Tax Refund, net of fees	0.09	-	-	-	-	0.09
2007 Net Income/(Loss) (GAAP) 4/	$ 1.20	$ 0.38	$ 0.20	$ 0.24	$ (0.30)	$ 1.72

1/   2006 weighted average number of basic shares outstanding was 190,589,652.

2/   Management believes the special items are not representative of the company's ongoing business operations.

3/   The effect of weather in 2007 compared with the 20 year average weather is estimated to have increased earnings by $.09 per share.

4/   2007 weighted average number of basic shares outstanding was 193,851,499.

Pepco Holdings, Inc.
Earnings Per Share Variance
2007 / 2006

	4th Quarter					
		Competitive Energy				
	Power Delivery	**Conectiv Energy**	**Pepco Energy Services**	**Other Non Regulated**	**Corporate & Other**	**Total PHI**
2006 Net Income/(Loss) (GAAP) 1/	$ 0.12	$ 0.03	$ 0.04	$ 0.06	$ (0.06)	$ 0.19
2006 Special Item 2/						
• Impairment loss on certain energy services business assets	-	-	0.01	-	-	0.01
2006 Net Income/(Loss) excluding Special Items	0.12	0.03	0.05	0.06	(0.06)	0.20
Change from 2006 Net Income/(Loss) excluding Special Items						
Regulated Operations						
• Distribution Revenue						
- Weather (estimate) 3/	0.05	-	-	-	-	0.05
- Pepco/Delmarva Maryland Rate Orders Impact	0.03	-	-	-	-	0.03
• Depreciation/Amortization (Maryland Rate Orders Impact)	0.03	-	-	-	-	0.03
• Network Transmission Revenue	0.03	-	-	-	-	0.03
• Operation & Maintenance	(0.07)	-	-	-	-	(0.07)
• Other, net	0.01	-	-	-	-	0.01
Conectiv Energy						
• Margins (operating revenue less cost of goods sold)						
- Merchant Generation and Load Service	-	0.05	-	-	-	0.05
- Energy Marketing	-	-	-	-	-	-
Pepco Energy Services						
• Retail Energy Supply	-	-	0.02	-	-	0.02
• Energy Services	-	-	0.01	-	-	0.01
Other Non-Regulated						
• Financial Investment Portfolio	-	-	-	(0.02)	-	(0.02)
• Other, net	-	-	-	(0.01)	-	(0.01)
Corporate & Other						
• Other, net	-	-	-	-	(0.01)	(0.01)
Income Tax Adjustments	(0.03)	(0.01)	-	-	0.01	(0.03)
Capital Costs	(0.01)	0.01	-	0.01	-	0.01
Dilution	(0.01)	-	-	-	-	(0.01)
2007 Net Income/(Loss) excluding Special Items	0.15	0.08	0.08	0.04	(0.06)	0.29
2007 Net Income/(Loss) (GAAP) 4/	$ 0.15	$ 0.08	$ 0.08	$ 0.04	$ (0.06)	$ 0.29

1/   2006 weighted average number of basic shares outstanding was 191,467,921.

2/   Management believes the special item is not representative of the company's ongoing business operations.

3/   The effect of weather in 2007 compared with the 20 year average weather is estimated to have increased earnings by $.02 per share.

4/   2007 weighted average number of basic shares outstanding was 196,858,940.

SEGMENT INFORMATION

	Power Delivery	Conectiv Energy	Pepco Energy Services	Other Non-Regulated	Corp. & Other(a)	PHI Cons.
		Competitive Energy Segments				
Operating Revenue	$5,244.2	$2,205.6 (b)	$2,309.1 (b)	$76.2	$(468.7)	$9,366.4
Operating Expense (c)	4,713.6 (b)(d)	2,057.1	2,250.9	5.0	(466.8)	8,559.8
Operating Income	530.6	148.5	58.2	71.2	(1.9)	806.6
Interest Income	13.0	5.5	3.2	10.4	(12.5)	19.6
Interest Expense	189.3	32.7	3.6	33.8	80.4	339.8
Other Income	19.5	.5	5.0	9.8	1.2	36.0
Preferred Stock Dividends	.3	-	-	2.5	(2.5)	.3
Income Taxes	141.7 (e)	48.8	24.4	9.3	(36.3)	187.9
Net Income (Loss)	231.8	73.0	38.4	45.8	(54.8)	334.2
Total Assets	9,799.9	1,785.3	682.7	1,533.0	1,310.1	15,111.0
Construction Expenditures	$ 554.2	$ 42.0	$ 15.2	$ -	$ 12.0	$ 623.4

Year Ended December 31, 2007
(Millions of dollars)

Notes:

(a) Includes unallocated Pepco Holdings' (parent company) capital costs, such as acquisition financing costs, and the depreciation and amortization related to purchase accounting adjustments for the fair value of Conectiv assets and liabilities as of the August 1, 2002 acquisition date. Additionally, the Total Assets line item in this column includes Pepco Holdings' goodwill balance. Included in Corp. & Other are intercompany amounts of $(469.0) million for Operating Revenue, $(464.2) million for Operating Expense, $(92.8) million for Interest Income, $(90.4) million for Interest Expense, and $(2.5) million for Preferred Stock Dividends.

(b) Power Delivery purchased electric energy and capacity and natural gas from Conectiv Energy and Pepco Energy Services in the amount of $431.4 million for the year ended December 31, 2007.

(c) Includes depreciation and amortization of $365.9 million, consisting of $306.0 million for Power Delivery, $37.7 million for Conectiv Energy, $12.1 million for Pepco Energy Services, $1.8 million for Other Non-Regulated and $8.3 million for Corp. & Other.

(d) Includes $33.4 million ($20.0 million, after-tax) from settlement of Mirant bankruptcy claims.

(e) Includes $19.5 million benefit ($17.7 million net of fees) related to Maryland income tax settlement.

	Year Ended December 31, 2006					
	(Millions of dollars)					
		Competitive Energy Segments				
	Power Delivery	Conectiv Energy	Pepco Energy Services	Other Non-Regulated	Corp. & Other(a)	PHI Cons.
Operating Revenue	$5,118.8	$1,964.2 (b)(g)	$1,668.9	$ 90.6	$(479.6) (g)	$ 8,362.9
Operating Expense (c)	4,651.0 (b)	1,866.6 (g)	1,631.2 (e)	6.5	(485.7) (g)	7,669.6
Operating Income	467.8	97.6	37.7	84.1	6.1	693.3
Interest Income	12.0	7.7 (g)	2.9	7.3 (h)	(13.0) (g)(h)	16.9
Interest Expense	180.5	36.1 (g)	4.9	38.2 (h)	79.4 (g)(h)	339.1
Other Income	18.6	10.4 (d)	1.6	7.9	1.3	39.8
Preferred Stock Dividends	2.1	-	-	2.5	(3.4)	1.2
Income Taxes	124.5 (f)	32.5	16.7	8.4 (f)	(20.7) (f)	161.4
Net Income (Loss)	191.3	47.1	20.6	50.2	(60.9)	248.3
Total Assets	8,933.3	1,841.5	617.6	1,595.6	1,255.5	14,243.5
Construction Expenditures	$ 447.2	$ 11.8	$ 6.3	$ -	$ 9.3	$ 474.6

Notes:

(a)   Includes unallocated Pepco Holdings' (parent company) capital costs, such as acquisition financing costs, and the depreciation and amortization related to purchase accounting adjustments for the fair value of Conectiv assets and liabilities as of the August 1, 2002 acquisition date. Additionally, the Total Assets line item in this column includes Pepco Holdings' goodwill balance. Included in Corp. & Other are intercompany amounts of $(481.3) million for Operating Revenue, $(475.1) million for Operating Expense, $(90.0) million for Interest Income, $(87.6) million for Interest Expense, and $(2.5) million for Preferred Stock Dividends.

(b)   Power Delivery purchased electric energy and capacity and natural gas from Conectiv Energy in the amount of $460.5 million for the year ended December 31, 2006.

(c)   Includes depreciation and amortization of $413.2 million, consisting of $354.3 million for Power Delivery, $36.3 million for Conectiv Energy, $11.8 million for Pepco Energy Services, $1.8 million for Other Non-Regulated and $9.0 million for Corp. & Other.

(d)   Includes $12.3 million gain ($7.9 million after-tax) on the sale of its equity interest in a joint venture which owns a wood burning cogeneration facility in California.

(e)   Includes $18.9 million of impairment losses ($13.7 million after-tax) related to certain energy services business assets.

(f)   In 2006, PHI resolved certain, but not all, tax matters that were raised in Internal Revenue Service audits related to the 2001 and 2002 tax years. Adjustments recorded related to these resolved tax matters resulted in a $6.3 million increase in net income ($2.5 million for Power Delivery and $5.4 million for Other Non-Regulated, partially offset by an unfavorable $1.6 million impact in Corp. & Other). To the extent that the matters resolved related to tax contingencies from the Conectiv heritage companies that existed at the August 2002 merger date, in accordance with accounting rules, an additional adjustment of $9.1 million ($3.1 million related to Power Delivery and $6.0 million related to Other Non-Regulated) was recorded in Corp. & Other to eliminate the tax benefits recorded by Power Delivery and Other Non-Regulated against the goodwill balance that resulted from the acquisition. Also during 2006, the total favorable impact of $2.6 million was recorded that resulted from changes in estimates related to prior year tax liabilities subject to audit ($4.1 million for Power Delivery, partially offset by an unfavorable $1.5 million for Corp. & Other).

(g)   Prior to 2007, intrasegment revenues and expenses were not eliminated at the segment level for purposes of presenting segment financial results, but rather were eliminated for PHI's consolidated results through the Corp & Other column. Beginning in 2007, intrasegment revenues and expenses are eliminated at the segment level. Segment results for the year ended December 31, 2006 have been reclassified to conform to the current presentation. The Conectiv Energy segment does not include $193.1 million of intrasegment operating revenue and operating expense and $27.7 million of intrasegment interest income and interest expense. Accordingly, the Corp. & Other column does not include an elimination for these amounts.

(h)   Due to the reclassification referred to in footnote (g) above, the Other Non-Regulated segment does not include $163.1 million of intrasegment interest income and interest expense. Accordingly, the Corp. & Other column does not include an elimination for these amounts.

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2007	**2006**	**2007**	**2006**
	UNAUDITED			
	(Millions of dollars, except per share data)			
Operating Revenue				
Power Delivery	$ 1,210.5	$ 1,103.9	$ 5,244.2	$ 5,118.8
Competitive Energy	1,107.0	783.1	4,054.0	3,160.8
Other	15.5	17.5	68.2	83.3
Total Operating Revenue	2,333.0	1,904.5	9,366.4	8,362.9
Operating Expenses				
Fuel and purchased energy	1,556.3	1,246.8	6,336.4	5,416.5
Other services cost of sales	173.7	147.3	606.9	649.4
Other operation and maintenance	225.3	193.3	857.5	807.3
Depreciation and amortization	92.5	97.8	365.9	413.2
Other taxes	85.6	83.1	357.1	343.0
Deferred electric service costs	20.9	1.6	68.1	22.1
Impairment losses	0.4	(0.2)	2.0	18.9
Effect of settlement of Mirant bankruptcy claims	-	-	(33.4)	-
Gain on sale of assets	1.1	1.4	(.7)	(.8)
Total Operating Expenses	2,155.8	1,771.1	8,559.8	7,669.6
Operating Income	177.2	133.4	806.6	693.3
Other Income (Expenses)				
Interest and dividend income	7.9	4.9	19.6	16.9
Interest expense	(85.2)	(85.3)	(339.8)	(339.1)
Income (Loss) from equity investments	(0.1)	5.0	10.1	5.1
Impairment loss on equity investments	-	(1.8)	-	(1.8)
Other income	6.5	6.8	27.7	48.3
Other expenses	(0.9)	(1.8)	(1.8)	(11.8)
Total Other Expenses	(71.8)	(72.2)	(284.2)	(282.4)
Preferred Stock Dividend Requirements of Subsidiaries	-	.2	0.3	1.2
Income Before Income Tax Expense	105.4	61.0	522.1	409.7
Income Tax Expense	47.6	24.7	187.9	161.4
Net Income	$ 57.8	$ 36.3	$ 334.2	$ 248.3
Earnings per share of common stock	$ .29	$ .19	$ 1.72	$ 1.30

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

ASSETS	December 31, 2007	December 31, 2006
(Millions of dollars)		
CURRENT ASSETS		
Cash and cash equivalents	$ 55.1	$ 48.8
Restricted cash	14.5	12.0
Accounts receivable, less allowance for uncollectible accounts of $30.6 million and $35.8 million, respectively	1,278.3	1,253.5
Fuel, materials and supplies - at average cost	287.9	288.8
Unrealized gains - derivative contracts	26.7	72.7
Prepayments of income taxes	249.8	228.4
Prepaid expenses and other	84.8	77.2
Total Current Assets	1,997.1	1,981.4
INVESTMENTS AND OTHER ASSETS		
Goodwill	1,409.6	1,409.2
Regulatory assets	1,515.7	1,570.8
Investment in finance leases held in Trust	1,384.4	1,321.8
Income taxes receivable	196.1	-
Restricted cash and cash equivalents	424.1	17.5
Other	307.3	366.2
Total Investments and Other Assets	5,237.2	4,685.5
PROPERTY, PLANT AND EQUIPMENT		
Property, plant and equipment	12,306.5	11,819.7
Accumulated depreciation	(4,429.8)	(4,243.1)
Net Property, Plant and Equipment	7,876.7	7,576.6
TOTAL ASSETS	$15,111.0	$14,243.5

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS' EQUITY	December 31, 2007	December 31, 2006
(Millions of dollars, except shares)		
CURRENT LIABILITIES		
Short-term debt	$ 288.8	$ 349.6
Current maturities of long-term debt and project funding	332.2	857.5
Accounts payable and accrued liabilities	796.7	700.7
Capital lease obligations due within one year	6.0	5.5
Taxes accrued	133.5	99.9
Interest accrued	70.1	80.1
Liabilities and accrued interest related to uncertain tax positions	131.7	-
Other	281.8	440.7
Total Current Liabilities	2,040.8	2,534.0
DEFERRED CREDITS		
Regulatory liabilities	1,248.9	842.7
Deferred income taxes, net	2,105.1	2,084.0
Investment tax credits	38.9	46.1
Pension benefit obligation	65.5	78.3
Other postretirement benefit obligations	385.5	405.0
Income taxes payable	164.9	-
Other	302.2	249.4
Total Deferred Credits	4,311.0	3,705.5
LONG-TERM LIABILITIES		
Long-term debt	4,174.8	3,768.6
Transition Bonds issued by ACE Funding	433.5	464.4
Long-term project funding	20.9	23.3
Capital lease obligations	105.4	111.1
Total Long-Term Liabilities	4,734.6	4,367.4
MINORITY INTEREST	6.2	24.4
SHAREHOLDERS' EQUITY		
Common stock, $.01 par value - authorized 400,000,000 shares - issued 200,512,890 shares and 191,932,445 shares, respectively	2.0	1.9
Premium on stock and other capital contributions	2,869.2	2,645.0
Accumulated other comprehensive loss	(45.5)	(103.4)
Retained earnings	1,192.7	1,068.7
Total Shareholders' Equity	4,018.4	3,612.2
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$15,111.0	$14,243.5

POWER DELIVERY SALES AND REVENUES

Power Delivery Sales (Gigawatt Hours)	Three Months Ended December 31, 2007	Three Months Ended December 31, 2006	Twelve Months Ended December 31, 2007	Twelve Months Ended December 31, 2006
Regulated T&D Electric Sales				
Residential	3,963	3,646	17,946	17,139
Commercial	7,008	6,753	29,137	28,377
Industrial	980	1,006	3,974	4,119
Other	76	76	261	261
Total Regulated T&D Electric Sales	12,027	11,481	51,318	49,896
Default Electricity Supply Sales				
Residential	3,853	3,553	17,469	16,698
Commercial	2,281	2,685	9,910	14,799
Industrial	219	229	914	1,379
Other	29	29	131	129
Total Default Electricity Supply Sales	6,382	6,496	28,424	33,005

Power Delivery Electric Revenue (Millions of dollars)	Three Months Ended December 31, 2007	Three Months Ended December 31, 2006	Twelve Months Ended December 31, 2007	Twelve Months Ended December 31, 2006
Regulated T&D Electric Revenue				
Residential	$ 135.0	$ 118.3	$ 606.0	$ 575.7
Commercial	177.3	163.8	731.2	699.0
Industrial	7.1	5.1	27.4	28.6
Other (Includes PJM)	76.0	51.1	267.2	229.9
Total Regulated T&D Electric Revenue	$ 395.4	$ 338.3	$ 1,631.8	$ 1,533.2
Default Supply Revenue				
Residential	$ 394.4	$ 342.0	$ 1,816.4	$ 1,482.9
Commercial	241.4	270.1	1,061.8	1,352.6
Industrial	23.6	20.6	92.1	108.2
Other (Includes PJM)	69.8	56.2	286.6	328.2
Total Default Supply Revenue	$ 729.2	$ 688.9	$ 3,256.9	$ 3,271.9
Other Electric Revenue	$ 15.8	$ 15.2	$ 64.2	$ 58.3
Total Electric Operating Revenue	$ 1,140.4	$ 1,042.4	$ 4,952.9	$ 4,863.4

Power Delivery Gas Sales and Revenue	Three Months Ended December 31, 2007	Three Months Ended December 31, 2006	Twelve Months Ended December 31, 2007	Twelve Months Ended December 31, 2006
Regulated Gas Sales (Bcf)				
Residential	2.3	2.0	7.9	6.6
Commercial	1.6	1.5	5.2	4.6
Industrial	0.2	0.3	0.8	0.8
Transportation and Other	1.9	1.8	6.8	6.3
Total Regulated Gas Sales	6.0	5.6	20.7	18.3
Regulated Gas Revenue (Millions of dollars)				
Residential	$ 29.4	$ 27.9	$ 124.0	$ 116.2
Commercial	17.0	17.6	72.7	73.0
Industrial	1.5	2.4	8.2	10.3
Transportation and Other	2.0	1.5	6.4	5.3
Total Regulated Gas Revenue	$ 49.9	$ 49.4	$ 211.3	$ 204.8
Other Gas Revenue	$ 20.2	$ 12.1	$ 80.0	$ 50.6
Total Gas Operating Revenue	$ 70.1	$ 61.5	$ 291.3	$ 255.4
Total Power Delivery Operating Revenue	$ 1,210.5	$ 1,103.9	$ 5,244.2	$ 5,118.8

WEATHER DATA - CONSOLIDATED ELECTRIC SERVICE TERRITORY

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2007	2006	2007	2006
Heating Degree Days	1,350	1,326	4,166	3,736
20 Year Average	1,521	1,530	4,237	4,263
Percentage Difference from Average	-11.2%	-13.3%	-1.7%	-12.4%
Percentage Difference from Prior Year	1.8%		11.5%	
Cooling Degree Days	130	17	1,612	1,382
20 Year Average	24	26	1,336	1,332
Percentage Difference from Average	441.7%	-34.6%	20.7%	3.8%
Percentage Difference from Prior Year	664.7%		16.6%	

CONECTIV ENERGY

	December 31, 2007	September 30, 2007	June 30, 2007	March 31, 2007	December 31, 2006
Gigawatt Hour Supply (GWh)					
Base-Load (1)	578	606	498	551	439
Mid-Merit (Combined Cycle) (2)	807	1,525	625	384	319
Mid-Merit (Oil Fired) (3)	15	78	25	72	(2)
Peaking	50	80	12	4	4
Tolled Generation	49	93	12	7	7
Generation Output	1,499	2,382	1,172	1,018	767
Load Service Volumes	1,588	1,869	1,594	2,026	1,358
Total (4)	3,087	4,251	2,766	3,044	2,125
Around-the-clock Market Prices ($/MWh) PJM - East (5)	$66.74	$68.14	$59.57	$61.11	$44.60
On Peak Market Prices ($/MWh) PJM - East (5)	$80.39	$88.08	$73.63	$69.47	$55.14
Gas Price - M3 (Market Area) ($/MMBtu) (5)	$ 7.71	$ 6.69	$ 8.22	$ 8.44	$ 7.09
Average Power Sales Price ($/MWh) (6)					
Generation (4)	$79.02	$88.89	$78.98	$74.97	$57.87
Other (7)	$73.05	$68.47	$70.96	$70.68	$65.51
Merchant Generation and Load Service Margin per MWh	$44.4	$41.6	$43.9	$62.7	$64.0
Merchant Generation and Load Service Margin Key Drivers (Percentage of Total) (8)					
West to East Hub Congestion	25%	16%	1%	2%	3%
Fuel Hedges and Load Service & Other Power Hedges	-26%	-11%	-10%	30%	54%
Ancillary Services and Hourly Flexibility Premium	1%	3%	30%	13%	6%
Fuel Switching	7%	0%	2%	4%	0%
PJM Capacity	33%	21%	26%	7%	11%
Energy Spark Spreads	60%	71%	51%	44%	26%

Notes:
(1) Edge Moor Units 3 and 4 and Deepwater Unit 6.
(2) Hay Road and Bethlehem, all units.
(3) Edge Moor Unit 5 and Deepwater Unit 1. Generation output for these units was negative for the three months ended December 31, 2006 because of station service consumption.
(4) Amounts include tolled generation.
(5) Daily average.
(6) Calculated from data reported in Conectiv Energy's Electric Quarterly Report filed with the FERC; does not include capacity or ancillary services revenue.
(7) Consists of default electricity supply sales, standard product power sales, and spot power sales other than merchant generation as reported in Conectiv's Energy's Electric Quarterly Report.
(8) Merchant Generation and Load Service Margin Key Drivers percentages are estimates.

CONECTIV ENERGY - (continued)

Operating Summary

(Millions of dollars)	Three Months Ended December 31,				Twelve Months Ended December 31,			
	2007		2006		2007		2006	
Gigawatt Hour Supply (GWh)								
Generation Output	1,499	(3)	767		6,072	(3)	4,237	
Load Service Volumes	1,588	(4)	1,358		7,076	(4)	8,515	
Total	3,087		2,125		13,148		12,752	
Operating Revenue:								
Merchant Generation and Load Service (1)	298.4		218.7		1,086.8		1,073.2	
Energy Marketing (2)	299.7		194.2		1,118.8		891.0	
Total	598.1		412.9		2,205.6		1,964.2	
Cost of Goods Sold:								
Merchant Generation and Load Service (1)	231.9		169.6		805.8		861.3	
Energy Marketing (2)	290.1		184.8		1,081.0		847.7	
Total	522.0		354.4		1,886.8		1,709.0	
Gross Margin:								
Merchant Generation and Load Service (1)	66.5	(5)	49.1		281.0	(5)	211.9	
Energy Marketing (2)	9.6		9.4		37.8	(6)	43.3	
Total	76.1		58.5		318.8		255.2	
Operating and Maintenance Expenses	32.3	(7)	29.7		127.2	(7)	116.3	
Depreciation	9.8		9.1		37.7		36.3	
Taxes Other Than Income Taxes	1.1		1.2		3.2		4.2	
Other Operating Expenses	0.4		0.5		2.2		0.8	
Total	43.6		40.5		170.3		157.6	
Operating Income	$32.5		$18.0		$ 148.5		$ 97.6	

Notes:

(1) Merchant Generation and Load Service consists primarily of electric power, capacity and ancillary services sales from Conectiv Energy's generating plants; tolling arrangements entered into to sell energy and other products from Conectiv Energy's generating plants and entered into to purchase energy and other products from other companies' generating plants; hedges of power, capacity, fuel and load; the sale of excess fuel (primarily natural gas) and emission allowances; electric power, capacity, and ancillary services sales pursuant to competitively bid contracts entered into with affiliated and non-affiliated companies to fulfill their default electricity supply obligations; and fuel switching activities made possible by the multi-fuel capabilities of some of Conectiv Energy's generating plants.

(2) Energy Marketing activities consist primarily of wholesale natural gas marketing and fuel oil marketing; the activities of the real-time power desk which generates margin by identifying and capturing price differences between power pools, and locational and timing differences within a power pool; and prior to October 31, 2006, providing operating services under an agreement with an unaffiliated power plant. Beginning in 2007, power origination activities have been reclassified into Energy Marketing from Merchant Generation and Load Service.

(3) Higher generating plant output in 2007 as compared to 2006 was due to more favorable weather, improved availability at the Hay Road and Deepwater generating plants and improved energy spark spreads. Higher generation output during the fourth quarter of 2007 as compared to the 2006 quarter was due to more favorable weather and increased dispatch by PJM, apparently due to gas supply limitations and unit outages.

(4) Lower load service volumes in 2007 as compared to 2006 resulted from the termination of the Delaware POLR load obligation in April 2006, which was partially offset with new, higher margin default electricity supply contracts. Higher load service volumes during the fourth quarter of 2007 as compared to the prior quarter were due to more favorable weather and a net increase in default electricity supply contract sales.

(5) Higher Merchant Generation and Load Service gross margins in 2007 as compared to 2006 were driven by a 43% increase in generation output, higher energy spark spreads, and higher capacity prices. Partially offsetting factors were less favorable natural gas hedges and the expiration of an agreement with an international investment banking firm to hedge approximately 50% of the commodity price risk of Conectiv Energy's generation and default electricity supply commitment to Delmarva Power. Higher Merchant Generation and Load Service gross margins in the fourth quarter of 2007 as compared to the 2006 quarter were driven by a 95% increase in generation output, higher energy spark spreads, and higher capacity prices. These items were partially offset by less favorable natural gas hedges.

(6) Lower Energy Marketing gross margin in 2007 as compared to 2006 resulted primarily from a decrease in oil and gas marketing margins, partially offset by true-ups related to an unaffiliated generation operating services agreement which expired in 2006.

(7) Higher operating and maintenance expenses in 2007 as compared to 2006 were primarily due to increased planned generating plant outages.

PEPCO ENERGY SERVICES
Operating Summary

(Millions of dollars)	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2007	2006	2007	2006
Retail Electric Sales (GWh)	4,903	3,769	19,025	12,892
Operating Revenue	$622.2	$463.4	$2,309.1	$1,668.9
Cost of Goods Sold	575.5	426.7	2,161.7	1,531.1
Gross Margin	46.7	36.7	147.4	137.8
Gross Margin Detail:				
Retail Energy Supply [4]	29.3 [1]	21.2	85.9 [2]	76.8
Energy Services	17.4 [3]	15.5	61.5 [3]	61.0
Total	46.7	36.7	147.4	137.8
Operation and Maintenance Expenses	19.4	18.7	75.1	69.4
Depreciation	2.8	3.0	12.1	11.8
Impairment Loss [5]	0.4	(0.2)	2.0	18.9
Operating Expenses	22.6	21.5	89.2	100.1
Operating Income	$ 24.1	$ 15.2	$ 58.2	$ 37.7

Notes:

(1) Retail Energy Supply gross margin increased quarter-over-quarter due to higher capacity prices, higher electric volumes, and more favorable congestion costs.

(2) Retail Energy Supply gross margin increased year-over-year due to higher electric volumes, higher capacity prices, and more favorable congestion costs, partially offset by gains on the sale of excess supply in 2006.

(3) Energy Services gross margin increased quarter-over-quarter and year-over-year primarily due to higher margins on construction and services projects.

(4) Includes power generation.

(5) Impairment loss on certain Energy Services assets.

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